As filed with the Securities and Exchange Commission on September 3, 2021

Registration No. 333-249934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PIXELWORKS, INC.

(Exact name of Registrant as specified in its charter)

Oregon	91-1761992
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16760 SW Upper Boones Ferry Rd., Ste. 101

Portland, Oregon 97224

(503) 601-4545

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Todd DeBonis

President and Chief Executive Officer

Pixelworks, Inc.

16760 SW Upper Boones Ferry Rd., Ste 101

Portland, Oregon 97224

(503) 601-4545

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover St.

Palo Alto, California 94304

(650) 233-4500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective, as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

This Registration Statement shall become effective upon filing in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-3 Registration Statement (File No. 333-249934) originally filed by Pixelworks, Inc. (the “Company”) on November 6, 2020 and declared effective on November 16, 2020 (the “Registration Statement”) is being filed pursuant to Rule 462(d) solely for the purpose of filing an updated Exhibit 5.1 with respect to such Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature page and updated Exhibit 5.1 filed herewith. This Amendment does not modify any other provision of the prospectus contained in Part I or Part II of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Schedule

Exhibit Number	Description

1.1+	Sales Agreement, dated June 5, 2020, between Pixelworks, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on June 5, 2020).

4.1+	Sixth Amended and Restated Articles of Incorporation of Pixelworks, Inc., as amended by First and Second Amendments thereto (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004).

4.2+	Third Amendment to Sixth Amended and Restated Articles of Incorporation of Pixelworks, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on August 11, 2008).

4.3+	Second Amended and Restated Bylaws of Pixelworks, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed on March 10, 2010).

4.4+	Form of Common Stock Certificate.

5.1#	Opinion of Tonkon Torp LLP.

23.1#	Consent of Tonkon Torp LLP (included in legal opinion filed as Exhibit 5.1).

23.2+	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

24.1+	Powers of Attorney (included on signature page of this registration statement).

#	Filed herewith.
+	Previously filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Pixelworks, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 3, 2021.

PIXELWORKS, INC.

By:	/s/ Todd DeBonis
Todd DeBonis President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

/s/ Todd DeBonis	President, Chief Executive Officer (Principal Executive Officer), and Director	September 3, 2021
Todd DeBonis

/s/ Elias Nader	Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 3, 2021
Elias Nader

*	Director	September 3, 2021
C. Scott Gibson

*	Director	September 3, 2021
Daniel J. Heneghan

*	Director	September 3, 2021
David J. Tupman

*	Director	September 3, 2021
Amy Bunszel

* By:	/s/ Todd DeBonis
Todd DeBonis, Attorney-in-Fact

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